

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 20, 2008

Mr. John M. Morphy
Chief Financial Officer, Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625-2396

**Re:**      **Paychex, Inc.**
            **Form 10-K for the fiscal year ended May 31, 2007**
            **File No. 0-11330**

Dear Mr. Morphy:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

                      Sincerely,

                      John Cash
                      Branch Chief